Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON OCTOBER 20, 2026

Reference is made to the notice of Extraordinary General Meeting (the “EGM”) dated September 24, 2026 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated September 24, 2026 (the “Circular”) of Zhihu Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and/or the Notice.

The board of directors (the “Board”) of the Company is pleased to announce that the EGM was held on October 20, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China. The resolution at the EGM has been duly passed. As of the Share Record Date, the total number of issued Shares was 259,652,105 Shares, comprising 244,789,786 Class A Ordinary Shares (including the 4,384,509 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”)) and 14,862,319 Class B Ordinary Shares. The trustees of the share incentive plans of the Company which held in aggregate 24,528,059 unvested Class A Ordinary Shares awarded and the holder of the Bulk Issuance Shares, were required to abstain from voting on the resolution proposed at the EGM. Save as disclosed, there was no Shareholder who was required under the Listing Rules to abstain from voting on the resolution proposed at the EGM, nor any Shareholder who was entitled to attend the EGM but was required to abstain from voting in favour of the resolution at the EGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that it intends to vote against or in abstention in respect of the resolution proposed at the EGM. There were (a) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS) and (b) 5,647,365 repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the EGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolution at the EGM was 254,004,740 Shares, comprising 239,142,421 Class A Ordinary Shares (including the 4,384,509 Bulk Issuance Shares as of the Share Record Date) and 14,862,319 Class B Ordinary Shares.

According to the Articles of Association, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on the resolution on a poll at the EGM.

1

In accordance with the provisions of the Listing Rules, voting on the resolution at the EGM was conducted by way of poll. The voting results in respect of the resolution proposed at the EGM is set out as follows:

ORDINARY RESOLUTION			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN1
1	“THAT (a) The Subscription Agreement a n d t h e tr a n s a c ti o n s contemplated thereunder, including the Subscription and the entry into the Partnership Agreement, be and are hereby confirmed, approved and ratified; and	Class A ordinary shares	148,680,017 (99.940687%)	88,239 (0.059313%)	4,219	148,768,256	148,768,256
		Class B ordinary shares	148,623,190 (100.000000%)	0 (0.000000%)	0	14,862,319	148,623,190
		TOTAL NUMBER (CLASS A & CLASS B)	297,303,207 (99.970329%)	88,239 (0.029671%)	4,219	163,630,575	297,391,446
	(b) the Board and its authorized delegate(s) be and are hereby authorized to do such acts and things, to sign and execute all such further documents (and to affix the common seal of the Company thereon, if necessary) and to take such steps as they may consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Subscription Agreement or any transactions contemplated thereunder, including the Subscription and the finalization and entry into the Partnership Agreement, and all other matters incidental thereto or in connection therewith.”
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by the Shareholders (including proxies) attending the EGM cast in favour thereof.

[1]	According to the Companies Act (As Revised) of the Cayman Islands and the Articles of Association, the Shares in abstention do not need to be calculated as votes.

2

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

All directors of the Company, namely Mr. Yuan Zhou, Mr. Dahai Li, Mr. Zhaohui Li, Mr. Qu Chen, Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng attended the EGM, either in person or by electronic means.

By Order of the Board
Zhihu Inc. Yuan Zhou Chairman

Hong Kong, October 20, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.

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